FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

20 September 2010

HSBC TO SELL ASIAN WHOLESALE BANKNOTES BUSINESS

HSBC has entered into an asset purchase agreement to sell the physical assets of its wholesale banknotes business in Asia to United Overseas Bank Limited (UOB) for a total consideration of US$15 million in cash. As part of the agreement, HSBC will also licence to UOB the technology system used in connection with its Asian wholesale banknotes business. HSBC will work with UOB to facilitate the signing of new contracts between UOB and customers and staff of HSBC's Asian banknotes business. The transaction is expected to complete in the fourth quarter of 2010.

HSBC's wholesale banknotes business in Asia operates through HSBC Bank USA, N.A., The Hongkong and Shanghai Banking Corporation Limited and HSBC Bank (Taiwan) Limited and has approximately 120 full-time employees located in Hong Kong, Singapore, Tokyo, Taipei and Beijing servicing wholesale customers across the region.

The global wholesale banknotes business, which has been managed out of the United States by HSBC Bank USA through operations in key locations around the world, arranges the physical distribution of banknotes primarily to central banks and large commercial banks. In June 2010, HSBC Bank USA determined that this largely stand-alone business was not core to its strategy and made the decision to exit the business. The parts of the business that are not the subject of this sale are being closed.

HSBC was advised on the transaction by HSBC Global Banking and Markets.

Media enquiries to:
Gareth Hewett	+852 2822 4929	garethhewett@hsbc.com.hk
Vinh Tran	+852 2822 4924	vinhtran@hsbc.com.hk

Notes to editors

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,418 billion at 30 June 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

UOB Group
United Overseas Bank Limited
United Overseas Bank Limited (UOB) is a leading bank in Asia. It provides a wide range of financial services including personal financial services, private banking, commercial and corporate banking, investment banking, corporate finance, capital market activities, treasury services, futures broking, asset management, venture capital management, insurance and stockbroking services. The bank has a global network of over 500 offices in 19 countries and territories in Asia Pacific, Western Europe and North America, including banking subsidiaries in Singapore, Malaysia, Indonesia, Thailand and China. UOB is rated among the world's top banks by Moody's Investors Service, receiving B for financial strength, and Aa1 and Prime-1 for long-term and short-term bank deposits respectively. For more information about UOB, please visit www.uobgroup.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 20 September 2010